<Flexpoint logo>

FLEXPOINT
flexible sensor systems


                          June 17, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 6010
Washington, D.C. 20549

Attention:  Michael Moran, Accounting Branch Chief
            Jay Webb, Reviewing Accountant
            Julie Sherman, Staff Accountant

Re:    Flexpoint Sensor Systems, Inc.
            Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 0-24368

Dear Mr. Webb,

We are in receipt of your comment letter dated May 31, 2005, regarding the above identified annual report of Flexpoint Sensor Systems, Inc. (the "Company"). This letter sets forth the Company's responses to your comments. The Company is filing this letter through EDGAR and is providing you a paper copy of the proposed Amendment No. 1 to the above identified annual report. For your convenience we have also provided redlined paper copies for the Form 10-KSB Amendment No. 1. Upon satisfaction of the Staff with the responses to and resolutions of the comments, and notification to the Company of that fact, the Company commits and agrees to file the amendment with the SEC on EDGAR.

We have restated your comment below and each comment is followed by the Company's responses.

Form 10-KSB for the Year Ended December 31, 2004
------------------------------------------------

Financial Statements
--------------------

General
-------

1. Note that Item 310 (a) of Regulations S-B requires a registrant to file audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years



                  Flexpoint Sensor Systems, Inc.
              106 West 12200 South * Draper UT 84020
  Ph:(801)568-5111 * Fax:(801)568-2405 * Toll Free:(866)766-3539
                        www.flexpoint.com

Jay Webb
Reviewing Accountant
June 17, 2005
Page 2


      preceding the date of the presented audited balance sheet. While we see that on July 3, 2001 you filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code and that on February 24, 2004 the bankruptcy court confirmed your Plan of Reorganization, this fact does not change your financial statement reporting obligations. In this regard we note you filed a Form 10-KSB for the year ended December 31, 2003. Please revise your filing to include all required financial statements. Note that guidance in SOP 90-7, including paragraph 40 and 27 thereof.

Response to Comment No. 1

We have revised our filing to include all required financial statements. In accordance with the guidance provided by paragraph 40 of SOP 90-7, the fresh-start financial statements prepared by the Company after emerging from Chapter 11 are not comparable with those prepared before the plan was confirmed because they are, in effect, those of a new entity. Thus, comparative financial statements that straddle the confirmation date have not been presented. Instead, separate financial statements up to the date the Company emerged from bankruptcy have been included in the amended Form 10-KSB for the year ended December 31, 2004. Those separate financial statements include the period from January 1, 2004 through February 23, 2004 and the year ended December 31, 2003.

With regard to the audit of the period from January 1, 2004 through February 23, 2004, and the update of the audit of the year ended December 31, 2003, that audit and update were conducted at the same time as the audit of the December 31, 2004 financial statements; accordingly, the audit report date is January 11, 2005 rather than some later date.

Consolidated Statement of Operations, page F-4
----------------------------------------------

2. We see you have a separate line item that includes stock compensation expense. Further, we noted that this expense represents approximately 60% of the company's loss for the period. An income statement presentation should be based on the type expense and not by the method of payment. Revise the filing to present the amounts currently shown as
      stock compensation in the appropriate expense category   e.g., selling,
      general and administrative expense, research and development, etc. or tell us why you believe your current presentation to be appropriate. Note you may chose to parenthetically disclose the amount of each line item the amount of equity related charge that is included in such line item.

Jay Webb
Reviewing Accountant
June 17, 2005
Page 3

Response to Comment No. 2

The consolidated statement of operations for the period ended December 31, 2004 has been revised to reclassify the noncash, stock-based compensation to general and administrative expense, to which it all related. In addition, that caption parenthetically discloses the amount included that was a noncash expense.

Note 4 - Property and Equipment, page F-11
------------------------------------------

3. We see that on March 31, 2004, Flexpoint Sensor Systems, Inc. entered an asset purchase agreement with Flexpoint Holdings, LLC, a company controlled by a shareholder, to acquire equipment and proprietary technology with an aggregate fair value of $4,302,643 in exchange for $265,000, the assumption of a $698,000 convertible note payable, and 1,600,000 shares of restricted common stock valued at $1,931,309 or $1.21 per share. We also see that the $1,408,334 excess of the appraised fair values of the acquired assets over the fair value of the consideration paid was allocated pro rata to reduce the values assigned to assets acquired. Please tell us why this was the appropriate accounting for the transaction. How do the concepts at SAB Topic 5 (G) impact the accounting? What was the historical cost of the assets purchased from Flexpoint Holdings, LLC? What percentage of your stock does the referenced shareholder own? We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

Response to Comment No. 3

To adequately evaluate the accounting for the transaction, we considered whether Flexpoint Holdings, LLC or its owners or affiliates were promoters or significant shareholders of Flexpoint Sensor Systems, Inc. (the "Company"). The Moyes' Family Trust No. 2, a creditor of the Company, foreclosed upon certain assets of the Company in 2001, and later formed Flexpoint Holdings, LLC and transferred those assets into Flexpoint Holdings, LLC. To the best of the Company's knowledge, prior to 2004, other individuals and/or entities acquired 100% of the equity interests in Flexpoint Holdings, LLC from The Moyes' Family Trust No. 2. On March 31, 2004, the Company acquired the related assets from Flexpoint Holdings, LLC partially in exchange for 1,600,000 shares of common stock. After reviewing the stock register for the Company, we determined that the individuals and/or entities who received common stock from this asset acquisition had no prior ownership interests in the Company, except that Mr. Jules A. DeGreef held at most 280,000 common shares, or less than two percent, of the Company prior to

Jay Webb
Reviewing Accountant
June 17, 2005
Page 4

the March 31, 2004 transaction.

Prior to the acquisition, Mr. DeGreef had been and continued thereafter to be in the business of buying and selling distressed assets and had acquired an equity interest in Flexpoint Holdings, LLC in association with his business. Mr. DeGreef did not hold any management position with the Company, nor was he a director or acting in any other controlling position with the Company nor did Mr. DeGreef have any claims, notes or other agreements under which he controlled or was a promoter of Flexpoint Sensor Systems, Inc. At the time of the purchase of the assets by the Company, Mr. DeGreef was the managing member of Flexpoint Holdings, LLC. After the acquisition, Mr. DeGreef held or had a beneficial interest in less than 845,000 shares, or 5.4%, of the outstanding common stock of Flexpoint Sensor Systems, Inc., as approximately 1,035,000 shares were issued to the other individuals and/or entities. Therefore, Mr. DeGreef did not retain a substantial direct interest in the assets acquired as a result of stock ownership in Flexpoint Sensor Systems, Inc. All of the individuals and/or entities who received common stock in connection with this acquisition held no more than 1,880,000 shares of common stock after the transaction, or 12 percent of the common stock outstanding. Accordingly, these individuals and/or entities did not retain a substantial indirect interest in the assets acquired as a result of stock ownership in Flexpoint Sensor Systems, Inc.

Based upon these facts, we have determined that the purchase of the assets met the exception in SAB Topic 5(G) and was not from a promoter or from shareholders holding or retaining any significant ownership in the Company.
In addition, the transaction was not in exchange for stock prior to or at the time of an initial public offering as suggested by SAB Topic 5(G). Therefore the requirements of SAB Topic 5(G) requiring the transaction be recorded at historical cost are not applicable.

Since the transaction was not with a promoter, a related party or a significant shareholder, the transaction was accounted for under EITF 98-11 and EITF 98-3. An appraisal of the assets acquired was obtained from independent appraisers and those appraisals showed that the fair value of the assets acquired was in excess of the fair value of the consideration given; accordingly, the assets were assigned values totaling the fair value of the consideration given.

The historical cost to Flexpoint Holdings, LLC of the assets acquired was $936,427.

Note 4 to the December 31, 2004 financial statements has been revised to more clearly disclose the relationship with Flexpoint Holdings, LLC and the basis for recording the assets at the fair value of the consideration given.

Jay Webb
Reviewing Accountant
June 17, 2005
Page 5


Note 6 - Notes Payable, page F-13
----------------------------------

4. Please revise the filing to expand your disclosures to discuss the nature of the relationship with the shareholders who hold the notes payable. Refer to SFAS 57.

Response to Comment No. 4

The financial statements have been revised to disclose the nature of the relationship with the shareholders who hold the notes payable, in accordance with SFAS 57.

Item 8A.  Controls and Procedures, page F-17
--------------------------------------------

5. We note your statement that your "Chief Executive Officer and Chairman of the Board, . . . have evaluated the effectiveness of [your] disclosure controls and procedures as of the end of the period covered by this report and determined that there were no significant deficiencies in these procedures." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise the filing to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Note the matters outlined here should be considered when preparing your future Form 10-Q's.


Response to Comment No. 5

We have revised the filing to clarify that our executive officers evaluated our disclosure controls and procedures and concluded as of the end of the period that our disclosure controls and procedures were effective. See Part II, Item 8A.

6. Please revise the filing concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Response to Comment No. 6

We have revised the filing to clarify that during the fourth quarter there were no changes to our internal control over financial reporting. See Part II, Item 8A.

Jay Webb
Reviewing Accountant
June 17, 2005
Page 6

The Company acknowledges that:

..     the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

..     staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

..     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the proposed Amendment No. 1 to the Form 10-KSB adequately addresses your concerns. If you have further questions or comments please contact the Company's counsel, Cindy Shy, at (801) 323-2392 or fax (801) 364-5645.

                                         Sincerely,

                                         /s/ John A. Sindt

                                         John A. Sindt
                                         Principal Financial and Accounting
                                         Officer